POCSTOCK, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2024 & 2023

WITH INDEPENDENT ACCOUNTANTS' REVIEW REPORT

POCSTOCK, INC.

TABLE OF CONTENTS

DECEMBER 31, 2024 & 2023

FINANCIAL STATEMENTS:



CURRAN & COMPANY LLP
ACCOUNTANTS & ADVISORS

Independent Accountant's Review Report

To Management
POCSTOCK, Inc.
Newark, NJ

We have reviewed the accompanying financial statements of POCSTOCK, Inc. (a corporation) (the "Company"), which comprise the balance sheets as of December 31, 2024 & 2023, and the related statements of income and retained earnings and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of POCSTOCK, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

SUPPLEMENTARY INFORMATION

The supplementary information included in the Schedules of Cost of Sales and General & Administrative Expenses is presented for the purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our review of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

CURRAN & COMPANY LLP
Newark, NJ
March 12, 2025

POCSTOCK, INC.

BALANCE SHEETS

DECEMBER 31, 2024 & 2023

ASSETS

		2024		2023
CURRENT ASSETS				
Cash and cash equivalents	$	46,973	$	161,297
Accounts receivable		10,258		14,558
Total current assets		57,230		175,855
OTHER ASSETS				
Fixed assets, net of accumulated depreciation		2,461		4,101
Right of use asset		1,216,714		-
Platform development costs, net of accumulated amortization		347,516		291,816
Total other assets		1,566,691		295,917
Total assets	$	1,623,921	$	471,772

LIABILITIES AND SHAREHOLDER'S EQUITY

		2024		2023
CURRENT LIABILITIES				
Accounts payable	$	46,812	$	74,768
Total current liabilities		46,812		74,768
LONG-TERM LIABILITIES				
EDA loan		150,000		-
Right of use liability		1,225,124		-
Shareholder loan		18,861		18,861
Total long-term liabilities		1,393,985		18,861
Total liabilities		1,440,797		93,629
SHAREHOLDER'S EQUITY				
Common stock, $.000001 par value, 7,142,858 shares issued, and outstanding; 8,192,772 shares authorized		100		100
Preferred stock, $.000001 par value, 1,000,602 shares issued and outstanding, 1,099,571 shares authorized, net of stock issuance costs of $21,325		1,646,974		1,371,940
Accumulated deficit		(1,463,950)		(993,897)
Total shareholder's equity		183,124		378,143
Total liabilities & shareholder's equity	$	1,623,921	$	471,772

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2024 & 2023

	2024	2023
GROSS REVENUES	$ 599,374	$ 186,006
Less: Discounts & Returns	-	-
NET REVENUES	599,374	186,006
COST OF GOODS SOLD	50,938	13,303
GROSS PROFIT	548,437	172,703
OPERATING EXPENSES		
General and administrative	1,005,191	610,501
Total Operating Expenses	1,005,191	610,501
INCOME FROM OPERATIONS	(456,754)	(437,798)
OTHER INCOME (EXPENSES)		
Interest income	2,344	2,082
Interest expense	(4,162)	-
Total Other Expenses	(1,818)	2,082
LOSS BEFORE INCOME TAXES	(458,573)	(435,716)
INCOME TAX EXPENSE	(3,070)	(2,868)
NET LOSS	$ (461,643)	$ (438,584)

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2024 & 2023

	Common Stock		Additional Paid-in-Capital	Preferred Stock		Accumulated Deficit	Total Shareholder's Equity
	Shares	Amount	Capital	Shares	Amount		
Balance at January 1, 2023	7,142,858	$ 100	$ -	879,646	$ 1,371,940	$ (555,313)	$ 816,727
Issuance of preferred stock		-	-	-	-	-	-
Stock issuance costs		-			-		-
Net loss	-	-	-	-	-	(438,584)	(438,584)
Balance at January 1, 2024	7,472,528	$ 100	$ -	879,646	1,371,940	$ (993,897)	$ 378,143
Issuance of preferred stock		-	-	120,956	275,034	-	275,034
Stock issuance costs		-			-		-
Net loss	-	-	-	-	-	(461,643)	(461,643)
Balance at December 31, 2024	7,472,528	$ 100	$ -	1,000,602	$ 1,646,974	$ (1,455,540)	$ 191,534

See independent accountants' review report and notes to financial statements.

POCSTOCK, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024 & 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (470,053)	(438,584)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization	186,092	123,074
Change in:		
Accounts receivable	4,301	(14,558)
Right of use assets	(1,216,714)	-
Right of use liabilities	1,225,124	-
Accounts payable	(27,956)	68,467
Net Cash Provided By Operating Activities	(299,207)	(261,601)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capitalized development costs	(240,151)	(254,742)
Net Cash Used in Investing Activities	(240,151)	(254,742)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of preferred stock, less stock issuance	275,034	575,390
EDA loan proceeds	150,000	-
Net Cash Provided By Financing Activities	425,034	575,390
NET INCREASE IN CASH AND CASH EQUIVALENTS	(114,324)	59,047
CASH AND CASH EQUIVALENTS		
Beginning of the year	$ 161,297	$ 102,250
End of the year	$ 46,973	$ 161,297
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$ 4,162	$ -
Income taxes	$ 3,070	$ 2,868

See independent accountants' review report and notes to financial statements.

1.   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company
POCSTOCK, Inc. (the "Company") was incorporated in the State of Delaware on November 19, 2019. The Company is engaged in an e-commerce business whereby it licenses and sells stock photos, videos, and illustrations of people of color to businesses and organizations looking to utilize diverse individuals in marketing & promotional materials. The Company has relationships with its photographers, videographers, and artists, and pays out royalties to same based on revenue generated from the media they create.

Going Concern
As of 2024 the Company has incurred operating losses, but management has developed a strategic plan approved by its Board of Directors to ensure the company's continued operations and profitability. The company is pivoting its focus to providing AI datasets to generative AI companies, a rapidly growing sector that the company is uniquely positioned to service, that is projected to generate approximately $2 million in revenue this year increasing to $20 million over the next 5 years. These projections represent the company's first profitable years, demonstrating a clear path to continued financial stability.

In addition, the Company has recently expanded its operations by opening a new office in Newark funding by Audible, and secured several content partnerships with major companies such as Prudential, Canva, Shutterstock, Envato, Alamy, BRIA.ai, Microsoft, and Adobe. These strategic moves are expected to significantly increase revenue in the second half of 2025 and enhance the company's market position.

Furthermore, with new investments expected to come in Q2, the company is confident that it will begin to achieve financial stability by September 2025. Management is committed to executing this growth strategy, which includes securing additional funding from investors, driving revenue through new partnerships, and capitalizing on emerging market opportunities in the AI space.

Given these actions and the expected growth, management believes that the Company will continue as a going concern.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2024 & 2023 there was no cash in excess of uninsured balances.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of capitalized development, production, and platform costs related to its website and e-commerce platform. These intangibles are amortized over a three (3) year period. Amortization expense of $184,451 and $121,434 was incurred for the years ending December 31, 2024 & 2023, respectively.

The Company has recorded intangible assets at cost. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2024. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New Jersey.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

   Revenue Recognition
   The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues through its website, and ships direct to consumer. The Company's payments are generally collected upfront.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

   New Accounting Pronouncements
   From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

   In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

   In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

POCSTOCK, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2024 & 2023

1. **NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2. **COMMITMENTS AND CONTINGENCIES**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Pursuant to an in-force grant agreement between the Company and Audible, the Company generated grant income of $100,000 during the year ended December 31, 2024 which comprised approximately 16% of its total revenue for the year then ended. According to the terms of the grant agreement, an additional $150,000 of revenue will be recognized by the Company for the year ended December 31, 2025.

The Company is party to two lease agreements for office space in the City of Newark, New Jersey. Lease payments pursuant to these agreements for the next five years and beyond are as follows:

2025	$ 114,109
2026	117,496
2027	120,985
2028	124,579
2029 and thereafter	747,956
Total	$ 1,225,124

3. **EQUITY**

Preferred Stock

The Company has authorized 1,099,571 of Series Seed Preferred Stock with a $.000001 par value. As of December 31, 2024, 1,000,602 shares were issued and outstanding. The Company may issue such preferred shares and designate the rights, privileges, and preferences of such shares at the time of designation and issuance.

Common Stock

The Company has authorized 8,192,772 shares of Common Stock with a $.000001 par value. As of December 31, 2024 & 2023, 7,142,858 shares were issued and outstanding. All such shares were held by the Company's three founders.

4. SHAREHOLDER LOAN

The Company has a shareholder loan of $18,861 open and outstanding as of December 31, 2024 & 2023. This shareholder loan is due to its shareholder on demand and bears no interest. The shareholder has no intention to request repayment of same through the date these financial statements are available to be issued.

5. LEASES

The Company determines if an arrangement contains a lease at inception. ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The Company's leases consist of office space. The Company utilized a portfolio approach in determining the discount rate. The portfolio approach takes into consideration the range of the term, the range of the lease payments, the category of the underlying asset and the Company's estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. The Company also considered its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating the incremental borrowing rates.

These operating leases contain no renewal options. Future obligations relating to the exercise of renewal options is included in the measurement if, based on the judgment of management, the renewal option is reasonably certain to be exercised. Factors in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of leasehold improvements, the value of the renewal rate compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option is not exercised. Management reasonably plans to exercise all options, and as such, all renewal options are included in the measurement of the right-of-use assets and operating lease liabilities. Leases with a term of 12 months or less are not recorded on the balance sheet, per the election of the practical expedient.

The Company recognizes lease expense for these leases on a straight-line basis over the lease term. The Company recognizes variable lease payments in the period in which the obligation for those payments is incurred. Variable lease payments that depend on an index or a rate are initially measured using the index or rate at the commencement date, otherwise variable lease payments are recognized in the period incurred.

The components of lease expense were as follows:

Operating leases	
Total net lease cost	64,480
Operating leases:	
Right of use asset	1,216,714
Operating lease liabilities, current & noncurrent	1,225,124

6. **SUBSEQUENT EVENTS**

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,000,000 in Seed Series CF Preferred Stock. The Company is attempting to raise a minimum amount of $1,000,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary" aka "WeFunder"). The Intermediary will be entitled to receive a 7.5% commission fee based on the raised capital from this offering.

Managements Evaluation
The Company has evaluated subsequent events through March 12, 2025, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

SUPPLEMENTARY INFORMATION

POCSTOCK, INC.

SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED DECEMBER 31, 2024 & 2023

		2024		**2023**
COST OF GOODS SOLD				
Royalty payouts		38,924		3,694
Reimbursable costs		7,873		7,258
Space rentals		4,140		2,350
	$	50,938	$	13,303

SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

YEARS ENDED DECEMBER 31, 2024 & 2023

		2024		**2023**
GENERAL AND ADMINISTRATIVE EXPENSES				
Advertising & marketing	$	15,314	$	13,038
Amortization		184,451		121,434
Bank charges		2,112		945
Computer & internet		3,266		297
Depreciation		1,640		1,640
Dues & subscriptions		41,723		33,105
Insurance		5,777		5,449
Licenses & fees		-		42
Meals & entertainment		7,500		6,280
Office		16,089		2,472
Payroll expenses		524,675		323,428
Payroll processing		3,193		1,607
Payroll taxes		106,850		82,901
Rent		56,070		-
Utilities		3,647		-
Travel		32,884		17,863
	$	1,005,191	$	610,501

See Independent Accountant's Review Report